Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mulholland Distilling, Inc.
811 Traction Ave, Suite 2B
Los Angeles, CA 90013
https://www.mulhollanddistilling.com/

Up to $1,234,992.20 in Common Stock at $8.84
Minimum Target Amount: $9,998.04

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mulholland Distilling, Inc.
Address: 811 Traction Ave, Suite 2B, Los Angeles, CA 90013
State of Incorporation: CA
Date Incorporated: February 28, 2014

Terms:

Equity

Offering Minimum: $9,998.04 | 1,131 shares of Common Stock
Offering Maximum: $1,234,992.20 | 139,705 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $8.84
Minimum Investment Amount (per investor): $238.68

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Exclusive access to our private investor community with quarterly newsletter and updates

$1,000+ | Tier 2

Exclusive access to our private investor community with quarterly newsletter and updates

Free shipping on all spirits from our store & special investor discount of 10%

$2,500+ | Tier 3

Exclusive access to our private investor community with quarterly newsletter and updates

Exclusive early access to new products and expressions

Free shipping on all spirits from our store & special investor discount of 25%

$10,000+ | Tier 4

Receive 5% bonus shares

Exclusive access to our private investor community with quarterly newsletter and updates

Exclusive early access to new products and expressions

Free shipping on all spirits from our store & special investor discount of 50%

Thank you video clip

$25,000+ | Tier 5

Receive 10% bonus shares

Exclusive access to our private investor community with quarterly newsletter and updates

Exclusive early access to new products and expressions

Free shipping on all spirits from our store & special investor discount of 50%

Private Tasting with Founder at The Mulholland Room, our LA based private space

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

10% StartEngine Owners' Bonus

Mulholland Distilling, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.84 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $884. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Backer Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

At Mulholland Distilling, we've created artisanal spirits that reflect and celebrate the diversity and vibrancy of our times. Working with master distillers, blenders, and top bartenders - we inspire creativity and conversation through our award-winning 100-proof American Whiskey, our 96-proof New World Gin and 86-proof gluten-free Corn Vodka. Today, our spirits can be found in bars and restaurants across 9 states and can be purchased directly from our website for shipment to 27 states.

Our award-winning spirits can already be enjoyed in 9 states and can also be shipped to 27, with plans for many more. And, we've increased our rolling YOY sales by over 100% in the trailing 12 months.

We source our spirits, bottles, labels, and associated materials in the USA. We sell our finished spirits to our distributor partner with our net profit hovering in the 26-27% % range. We also employ Mulholland "True Believers" - Market Specialists and Brand

Ambassadors - as our "feet on the street" spreading the spirit of Mulholland spirits to bars, restaurants, and stores in every market we're in.

Competitors and Industry

The craft spirits sector will see an increase in value by $37 billion between 2020-2025, and this growth momentum is accelerating at a CAGR of 22.56% (source 1).

Not to mention, 78.1 million cases of vodka were sold in the US in 2021, generating $7.3 billion in revenue for distillers (source 2). In that same year, nearly 1 million cases of premium gin were sold in the US, generating $154 million (source 3), and nearly 30 million cases of American Whiskey were sold, generating over $4.6 billion (source 4).

Gen X and Millennial consumer groups seem to be the main driver of this trend - with some celebrity brands leading the charge (source 5).

When it comes to our competition, we believe that they're mostly big brands with deep pockets. We can't overtake them and honestly - we don't want to! Our mission is to bring the best of ourselves and our spirits to our friends at a price we're not ashamed to offer - and we believe that it's these values that set us apart from the corporate behemoths!

Source 1: https://www.thespiritsbusiness.com/2022/06/craft-spirits-to-see-37bn-boost-by-2025/

Source 2: https://www.distilledspirits.org/wp-content/uploads/2022/07/Vodka-2021-2.pdf

Source 3: https://www.distilledspirits.org/wp-content/uploads/2022/07/Gin-2021-2.pdf

Source 4: https://www.distilledspirits.org/wp-content/uploads/2022/08/American-Whiskey-2022.pdf

Source 5: https://www.one37pm.com/popular-culture/celebrity-alcohol-brands?utm_source=link_copy&utm_medium=referral

Current Stage and Roadmap

CURRENT STAGE

We've come a long way from selling out of the trunk of our cars to over 800 accounts nationwide –a more than 30% account acquisition increase in just the past year. Now, you can find us in some of what we feel are the top bars, liquor stores, and markets in the country. We've worked hard and built our business from the ground up. And we intend to keep on growing! In the last 12 months alone, we've grown our YOY sales by over 100%!!

We've also expanded into on-premise (bars & restaurants) and off-premise accounts (retail stores) in California, Texas, Arizona, Washington State, Nevada, Arizona, Illinois, Georgia, Wisconsin, and Massachusetts.

FUTURE ROADMAP

Over the next few years, we plan on growing Mulholland into more markets throughout the U.S., creating new expressions, and developing a line of Mulholland ready-to-drink cocktails. With our aggressive case growth, market share plans, and strong distributor support, we see Mulholland inspiring investors, consumers, and strategic partners alike. Invest today and invest in the spirit of connection and dreaming big together.

The Team

Officers and Directors

Name: Matthew Eugene Alper

Matthew Eugene Alper's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Director & CEO
  Dates of Service: April 01, 2014 - Present
  Responsibilities: Founder and CEO overseeing all operations of the company. Matthew currently receives salary compensation of $75,000 per year.

Other business experience in the past three years:

- **Employer:** Freelance
  Title: Cameraman
  Dates of Service: April 01, 1986 - May 01, 2015
  Responsibilities: Manager of Motion Picture Camera Department

Name: Mark Tluszcz

Mark Tluszcz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 28, 2014 - Present
  Responsibilities: Member of the Board of Directors. Mark does not currently receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Mangrove Capital Partners
  Title: CEO
  Dates of Service: January 01, 2000 - Present
  Responsibilities: CEO

Name: Walton Sanders Goggins Jr.

Walton Sanders Goggins Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Director
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Co-Founder of the Company. Walton does not currently receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Freelance Actor
  Title: Freelance Actor
  Dates of Service: November 01, 1989 - Present
  Responsibilities: Freelance Actor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,992.20 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will

(possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Mulholland Distilling, Inc. was formed on February 28, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in

operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mulholland Distilling, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that spirits is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company has Convertible Notes outstanding which are due.
The Convertible Notes listed in the Company Securities section have matured and are due. These notes have not converted and the Company plans to repay the note at its discretion. Please refer to our Risk Factors for additional risks related to matured notes. This may lead to potential risks for the company to continue operating on an

ongoing basis.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew Alper	681,243	Common Stock	42.9%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 139,705 of Common Stock.

Common Stock

The amount of security authorized is 2,800,000 with a total of 1,129,178 outstanding.

Voting Rights

Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. In this offering, a voting proxy will be set in place, please see further details below.

Material Rights

Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights. Upon the occurrence of a Deemed Liquidation Event, the assets of the Corporation shall be distributed as provided in Section 2 of Article III(B).

Redemption. The Common Stock is not redeemable at the option of the holder thereof.

Options

The total amount outstanding includes 75,000 shares pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 60,000 with a total of 55,539 outstanding.

Voting Rights

Except as expressly provided by these Second Restated Articles or as provided by law, the holders of Preferred Stock shall have the same voting rights as the holders of Common Stock and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Preferred Stock shall vote together as a single class on all matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Restated Articles) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price or Series B Original Issue Price, as applicable (each defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The “Series A Original Issue Price” shall mean $5.4016 and the “Series B Original Issue Price” shall mean $6.30, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holder of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price or Series B Original Issue Price, as applicable, plus any dividends declared but unpaid thereon, or (ii) such amount per shares as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Preferred Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 1(a), the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Series B Preferred Stock

The amount of security authorized is 80,000 with a total of 79,365 outstanding.

Voting Rights

Except as expressly provided by these Second Restated Articles or as provided by law, the holders of Preferred Stock shall have the same voting rights as the holders of Common Stock and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Preferred Stock shall vote together as a single class on all matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Restated Articles) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price or Series B Original Issue Price, as applicable (each defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Series A Original Issue Price" shall mean $5.4016 and the "Series B Original Issue Price" shall mean $6.30, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holder of shares of

Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price or Series B Original Issue Price, as applicable, plus any dividends declared but unpaid thereon, or (ii) such amount per shares as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Preferred Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 1(a), the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Series C Preferred Stock

The amount of security authorized is 125,000 with a total of 92,196 outstanding.

Voting Rights

There are no voting rights associated with Series C Preferred Stock.

Material Rights

There are no material rights associated with Series C Preferred Stock.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: September 07, 2022
Interest Rate: 7.0%
Discount Rate: 10.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Maturity of the Note

Material Rights

The Convertible Notes listed in this Company Securities section have matured and are due. These notes have not converted and the Company plans to repay the note at its discretion. Please refer to our Risk Factors for additional risks related to matured notes.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $860,000.00
  Number of Securities Sold: 116,640
  Use of proceeds: Working capital; operating costs.
  Date: April 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $650,000.00
  Number of Securities Sold: 92,196
  Use of proceeds: Working capital; operating costs
  Date: October 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Operational Capital
  Date: September 07, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $ 526,975, up 82% compared to fiscal year 2020 revenue of $ 288,138. A little over half of that gain year-on-year was as a result of improvements in the California market (up 47% vs last year), as the trade started to recover post COVID and account strength returned. The remainder of the growth in 2021 came from new market launches.

Cost of sales

Cost of sales average case cost was 2% higher in 2021 vs. 2020, driven by supply chain cost increases experienced across all categories. Logistics/freight costs also increased in 2021 compared with last year. At the beginning of 2021, the business identified lower cost supply sources to partially offset increases seen elsewhere.

Gross margins

2021 gross profit increased by $56,000 over 2020 based on significant volume improvement year-on-year. The underlying gross margins as a percentage of revenues decreased from 35% in 2020 to 31% in 2021, caused by an increase in raw material costs as noted previously.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and general administration costs. Expenses in 2021 increased $205,000 from 2010. Approximately $100,000 of this increase was due to increased payroll and consultant spend. $50,000 was increased sales and marketing spend to support new market launches.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future as the business is required to invest in sales, marketing and personnel costs as it expands into new markets and/or scales existing territories. Past cash was primarily generated through equity investments. Our goal is to reach cash break-even in the next 2-3 years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2022, the Company has capital resources available in the form of a shareholder loan of $50,000, a working capital line of credit of $50,000 a short-term loan of $65,000 and $85,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the addition of sales staff in key markets, build inventories and increase investment in brand marketing activities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $50,000 for expenses related to salaries, sales, marketing and administrative costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely at this time. This is based on our current burn rate and also our expected sales over the next year and beyond.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital at this time but if needed may engaged in additional financing.

Indebtedness

- **Creditor:** Promissory Note - Certain Lender
  Amount Owed: $128,208.00
  Interest Rate: 8.0%
  Maturity Date: June 23, 2021
  The company has a matured promissory note that has yet to be paid off. It will be paid off at the Company's discretion.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $13,020,595.12

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors.

First, many of the world's most famous faces already make a fortune from their day jobs, but when celebrities are able to combine their star power with a high-end spirit, the result can be an incredibly lucrative sale. We based our PMV on our future strategy and comparatives of alcohol brands that blend business + celebrity.

We focused on market comparables. Our target is an exit via a strategic partner in the Bev Alc sector. Past deals indicate various valuation multiples as a guide. George Clooney, Ryan Reynolds, Jay-Z & Conor McGregor have all seen extraordinary multiples on cases sold.

ACQUIRER TARGET VAL $M 9L CS. X 4.5L CS YEAR

Brown Forman Chambord 255 1,771 144,003 2006

Campari Cabo Wabo 80 1,429 55,999 2007

Constellation High West 160 2,286 70,000 2016

Diageo Casamigos 700 5,385 65,000 2017

Diageo Aviation 600 3,501 95,700 2020

LVMH Ace of Spades 600 NA NA 2021

Proximo Proper 12 600 NA NA 2021

Mulholland Distilling is not currently at a similar stage as the above companies at the time of their acquisitions specifically because of our sales volume, account base and gross revenues do not reach the levels of the aforementioned companies. However, our multi-state expansion, account acquisition and upward sales all indicate a trending in that direction.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.04 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,234,992.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.
- *Company Employment*
  59.5%
  We will use 59.5% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, Administration. Wages to be commensurate with training, experience and position.
- *Working Capital*
  25.0%
  We will use 25% of the funds for working capital to cover expenses for the expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.mulhollanddistilling.com/ (https://www.mulhollanddistilling.com/investors-only).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mulholland-distilling

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mulholland Distilling, Inc.

[See attached]

MULHOLLAND DISTILLING, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Mulholland Distilling, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Mulholland Distilling, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 19, 2022
Los Angeles, California

MULHOLLAND DISTILLING INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 6,694	$ 150,605
Acccounts Receivable, net	82,297	39,217
Inventory	316,968	274,325
Total Current Assets	**405,959**	**464,147**
Property and Equipment, net	89,946	99,255
Total Assets	**$ 495,906**	**$ 563,402**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 133,710	$ 2,200
Credit Cards	50,769	48,632
Promissory Notes	100,000	100,000
Current Portion of Convertible Note	91,613	60,200
Other Current Liabilities	5,272	1,498
Total Current Liabilities	**381,364**	**212,530**
Total Liabilities	**381,364**	**212,530**
STOCKHOLDERS EQUITY		
Common Stock	105	105
Preferred A Stock	6	6
Preferred B Stock	8	8
Preferred C Stock	9	9
Preferred D Stock	4	-
Additional Paid in Capital	2,004,797	1,679,802
Retained Earnings/(Accumulated Deficit)	(1,890,388)	(1,329,058)
Total Stockholders' Equity	**114,542**	**350,871**
Total Liabilities and Stockholders' Equity	**$ 495,906**	**$ 563,402**

See accompanying notes to financial statements.

MULHOLLAND DISTILLING INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 526,975	$ 288,138
Cost of Goods Sold	373,121	191,044
Gross profit	153,854	97,094
Operating expenses		
General and Administrative	580,429	429,488
Sales and Marketing	125,992	70,451
Total operating expenses	706,421	499,939
Operating Income/(Loss)	(552,567)	(402,845)
Interest Expense	8,763	4,530
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(561,330)	(407,375)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (561,330)**	**$ (407,375)**

See accompanying notes to financial statements.

MULHOLLAND DISTILLING INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred A Stock		Preferred B Stock		Preferred C Stock		Preferred D Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	**1,053,178**	**$ 105**	**55,539**	**$ 6**	**$ 79,365**	**$ 8**	**92,196**	**9**		**$ -**	**$ 1,704,802**	**$ (921,683)**	**$ 783,246**
Shareholder distribution											(25,000)		**$ (25,000)**
Net income/(loss)												(407,375)	(407,375)
Balance—December 31, 2020	1,053,178	105	55,539	6	79,365	8	92,196	9	-	-	1,679,802	$ (1,329,058)	**$ 350,871**
Issuance of Stock	1,000	0	-	-					44,079	**4**	324,995		325,000
Net income/(loss)												(561,330)	(561,330)
Balance—December 31, 2021	**1,054,178**	**$ 105**	**55,539**	**$ 6**	**79,365**	**$ 8**	**92,196**	**$ 9**	**44,079**	**$ 4**	**$ 2,004,797**	**$ (1,890,388)**	**$ 114,542**

See accompanying notes to financial statements.

MULHOLLAND DISTILLING INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(561,330)	$	(407,375)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		12,559		7,920
Amortization of Intangibles		-		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(43,081)		(15,036)
Inventory		(42,643)		5,469
Accounts Payable		131,510		2,200
Credit Cards		2,137		34,329
Other Current Liabilities		3,775		(44)
Net cash provided/(used) by operating activities		**(497,074)**		**(372,537)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(3,250)		(23,286)
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**(3,250)**		**(23,286)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		325,000		
Shareholder Distribution				(25,000)
Convertible Notes		31,413		(4,319)
Net cash provided/(used) by financing activities		**356,413**		**(29,319)**
Change in Cash		(143,911)		(425,143)
Cash—beginning of year		150,605		575,748
Cash—end of year	**$**	**6,694**	**$**	**150,605**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	8,763	$	4,530
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Mulholland Distilling Inc. was incorporated on February 28, 2014, in the state of California. The financial statements of Mulholland Distilling, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Mulholland Distilling Inc., a California-based C-Corp, is an alcoholic beverage brand that sources, blends, and bottles a portfolio of alcoholic spirits for resale to certified distributors. Its portfolio contains an American Whiskey, New World Gin and Gluten-Free Vodka.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients, and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5 years
Furniture & Fixture	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Mulholland Distilling, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of it's of its alcoholic beverages.

Cost of sales

Costs of goods sold include the cost of production cost, distribution services, federal excise tax, freight, anddelivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $125,992 and $70,451, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	316,968	274,325
Total Inventory	**$ 316,968**	**$ 274,325**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued expenses	5,182	
Accrued Payroll	90	1,498
Total Other Current Liabilities	**$ 5,272**	**$ 1,498**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Machinery & Equipment	$	107,663	$	104,413
Furniture & Fixture		15,582		15,582
Property and Equipment, at Cost		**123,245**		**119,995**
Accumulated depreciation		(33,299)		(20,740)
Property and Equipment, Net	**$**	**89,946**	**$**	**99,255**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $12,599 and $7,920, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,800,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 1,054,178 shares have been issued and are outstanding.

Preferred Stock-Series A Preferred Stock

The Company is authorized to issue 60,000 shares of Preferred Shares series A with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 55,539 shares have been issued and are outstanding.

Preferred Stock-Series B Preferred Stock

The Company is authorized to issue 80,000 shares of Preferred Shares Series B with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 79,365 shares have been issued and are outstanding.

Preferred Stock-Series C Preferred Stock

The Company is authorized to issue 125,000 shares of Preferred Shares Series C with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 92,196 shares have been issued and are outstanding.

Preferred Stock-Series D Preferred Stock

The Company is authorized to issue 271,257 shares of Preferred Shares Series D with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 44,079 and 0 shares have been issued and are outstanding, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - certain lender	$ 100,000	8.00%	6/23/2017	6/23/2021	$ 8,000	36,208	$ 100,000	$ -	$ 136,208.22	$ 8,000	$ 28,208	$ 100,000		$ 128,208
Total					$ 8,000	$ 36,208	$ 100,000	$ -	$ 136,208	$ 8,000	$ 28,208	$ 100,000	$ -	$ 128,208

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 100,000
2023	-
2024	-
Thereafter	-
Total	**$ 100,000**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2017 Convertible Note- certain lender	$ 91,000	7.00%	06/23/2017	06/23/2021	6,370	28,831	91,613	-	120,444	3,595	22,461	60,200	$ -	82,661
Total	$ -				$ 6,370	$ 28,831	$ 91,613	$ -	$ 120,444	$ 3,595	$ 22,461	$ 60,200	$ -	$ 35,000

The convertible notes are convertible into shares at a conversion price. The conversion price is equal to eighty percent (70%) of the price per share paid by other investors in the Subsequent Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(167,501)	$	(114,518)
Valuation Allowance		167,501		114,518
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(405,790)	$	(238,289)
Valuation Allowance		405,790		238,289
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,359,885, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,359,885. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 19, 2022, which is the date the financial statements were available to be issued.

During 2022, the Company raised $535,000 from the issuance of 72,561 Preferred Stock Series D.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $552,567, an operating cash flow loss of $497,074, and liquid assets in cash of $6,694, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Mulholland Distilling is not live or open to the public at this moment.

Mulholland Distilling

The Spirit of Inspiration Show More

Website FOOD & BEVERAGE


VODKA
GIN

Invest Now
$8.84 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$238.68	$13.02M

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

- Mulholland has created a super-premium, high-quality portfolio of award-winning craft spirits. We began as the Spirit of LA and continue to inspire community and connection wherever we are.
- The craft spirits sector will see an increase in value by US$37 billion between 2020-2025, And this growth momentum is accelerating at a CAGR of 22.56%.*
- Our award-winning spirits can already be enjoyed in 9 states and can also be shipped to 27, with plans for many more! And, we've increased our rolling YOY sales by over 100% in the trailing 12 months.

*Market information provided by The Spirit Business (source)

THE PITCH

At Mulholland Distilling, we've created craft spirits that reflect and celebrate the diversity and vibrancy of our times. Working with master distillers, blenders, and top bartenders - we inspire creativity and conversation through our award-winning 100-proof American Whiskey, our 96-proof New World Gin and 86-proof gluten-free Corn Vodka. Today, our spirits can be found in bars and restaurants across 9 states and can be purchased directly from our website for shipment to 27 states.

Inspire Your Creative Spirit

LA is a city of possibilities - where creative spirits gather to push boundaries and fulfill their dreams. Mulholland Distilling was born to celebrate that. As we've grown, it's still in our DNA to invite others to connect and collaborate through the power of our spirits.



We created Mulholland to bring the spirits we love to the people we love. To craft something truly special. For our friends....old friends, new friends and the friends we haven't met yet.
- Matthew Alper, Founder

Founded by Matthew Alper - an accomplished photographer & Walton Goggins - actor and storyteller – the two joined in a partnership inspired by their friendship, love of spirits, and shared LA experiences.

Those experiences inspire Mulholland to seek out and collaborate with master distillers and source what we believe are the finest ingredients available. We then guide the production process from grain to spirit and finally...to our glass. It's that spirit of commitment to quality and value that we're proud to share every chance we get.



00:26

OUR CREATIVE SPIRIT

We commit to value and quality over hype and greed

Friendship, connection, and the spirits shared between us are our founding pillars. We believe that's a rarity in the spirits business.

Through these values, we strive to be the counterweight to the "Celebrity Brand" - instead focusing on hard work, good conversation, friendship - and most of all, accessibility. By making our high-quality, award-winning spirits accessible - we live our Spirit of LA, bringing together a diverse, vibrant community that loves our spirits as much as we do.


Our Thirst For Inspiration Never Ceases.
Unanimous Double-Gold New World Gin
100 Proof American Whiskey
Silver Medal Gluten-Free Vodka

We've sought out and teamed up with some of the most creative minds in distilling to help us create our Unanimous Double-Gold award-winning New World Gin, our Silver Medal Gluten-free Vodka and our Silver Medal 100-proof American Whiskey.


Winner
San Francisco World Spirits Competition
DOUBLE GOLD
Winner
San Francisco World Spirits Competition
SILVER MEDAL
Winner
San Francisco World Spirits Competition
SILVER MEDAL

We source our spirits, bottles, labels, and associated materials in the USA. We sell our finished spirits to our distributor partner with our net profit hovering in the 26-27% range. We also employ Mulholland "True Believers" - Market Specialists and Brand Ambassadors - as our "feet on the street" spreading the word of Mulholland's spirits to bars, restaurants, and stores in every market we're in.

THE MARKET & OUR TRACTION

Pushing the creative limits of craft spirits - we're entering a $76 Billion market

The craft spirits sector will see an increase in value by $37 billion between 2020-2025, and this growth momentum is accelerating at a CAGR of 22.56% (source).

Not to mention, vodka alone generated $20.22 billion US dollars in 2022, with an expected CAGR of 10.05% from 2022-2025 (source), while gin generated $2.57 billion US dollars in 2022, with an expected CAGR of 9.30% (source). Similarly, American whiskey revenue is over $17 billion in 2022 and is expected to grow by over 10% through 2025 (source).


TAM
$76B
$20B
US Vodka Revenue 2022
$2.5B
US Gin Revenue 2022
$17B
US Whiskey Revenue 2022
$37B
US Craft Spirits Sales 2020-2021

Gen X and Millennial consumer groups seem to be the main driver of this trend - with some celebrity brands leading the charge (source).

When it comes to our competition, we believe that they're mostly big brands with deep pockets. We can't overtake them and honestly - we don't want to! Our mission is to bring the best of ourselves and our spirits to our friends at a price we're not ashamed to offer - and we believe that it's these values that set us apart from the corporate behemoths!


YOY Sales Grew Over
100%
In The Last 12 Months

And it's working! We've bootstrapped our way from being a small craft player in LA to being partnered with Southern Glazer's Wine and Spirits, the largest distributor in the US.

We've come a long way from selling out of the trunk of our car to over 800 accounts nationwide –a more than 30% account acquisition increase in just the past year. Now, you can find us in some of what we feel are the top bars, liquor stores, and markets in the country. We've worked hard and built our business from the ground up. And we intend to keep on growing! In the last 12 months alone, we've grown our YOY sales by over 100%!!

We've also expanded into on-premise (bars & restaurants) and off-premise accounts (retail stores) in: California, Texas, Arizona, Washington State, Nevada, Arizona, Illinois, Georgia, Wisconsin, and Massachusetts.


Nationwide Distribution
WHOLE FOODS MARKET
Total Wine & MORE
BevMo!
Bristol Farms
PAVILIONS
Gelson's
Lee's Discount Liquor
GOODY GOODY
L NE
Albertsons
PROPER
WOLFGANG PUCK CATERING
SPEC'S

WHY INVEST

Giving our true believers the opportunity to share in the spirit of Mulholland

The spirit of this raise is to share our success with those who believe in us. To give our friends and supporters the opportunity to join the Mulholland Family and become a partner in Walton's and Matthew's dream. Mulholland intends to use this capital to create jobs, engage consumers, grow our inventory and expand our presence in all our markets

Over the next few years, we plan on growing Mulholland into more markets throughout the U.S., creating new expressions and developing a line of Mulholland ready-to-drink cocktails.

With our aggressive case growth, market share plans, and strong distributor support, we see Mulholland inspiring investors, consumers, and strategic partners alike. Invest today and invest in the spirit of connection and dreaming big together.



ABOUT

HEADQUARTERS
811 Traction Ave, Suite 2B
Los Angeles, CA 90013

VALUATION
$13.02M

Mulholland Distilling creates award-wining craft spirits that can be found in bars and restaurants across 9 states and sold direct to consumers in 27 states. In Good Times and Bad, All Will Drink. If Not Water, Make it Mulholland.

TEAM



Walton Goggins
Founder/Director

Walton is an actor of considerable versatility and acclaim who has delivered provocative performances in a multitude of feature films and television series. He won a Critics' Choice Award for his performance in the HBO comedy series "Vice Principals" and landed an Emmy nomination for his role of 'Boyd Crowder' on FX's "Justified," among numerous accolades.

He and Matthew Alper joined forces to create Mulholland Distilling to share their favorite spirits with their favorite people. "For me, drinking has always been a welcome companion to art, to literature, to meaningful conversation - it's the shared warmth of friends and family brought to life over a half-filled glass that create the moments we always remember."



Mark Tluszcz
Investor/Director

Mark Tluszcz is co-founder and CEO of Mangrove Capital Partners, a venture capital firm he set up in 2000. He also serves as Chairman of Wix.com, a popular website building platform. His achievements include turning a $2m investment in Skype into $200m and a $8m investment in Wix.com into $700m.



Matthew Alper
Founder, Director & CEO

Matthew is a 3rd generation Angeleno. His grandparents started their lives in the city in the early 1900s when Los Angeles was still in its infancy. At 22, he became the youngest member of the International Cinematographers Guild, the prestigious guild of elite cameramen working on big-budget films such as The Avengers, Ironman, Crazy Stupid Love and many more. Developing Mulholland from the ground up, Matthew created a true lifestyle brand, evoking the nostalgic echoes of old Los Angeles with the new, modern, city of the future. Mulholland is the dream realized, the culmination of a decade's worth of hard work and, in spite of the pandemic challenges, real growth.

TERMS

Mulholland Distilling

Overview

PRICE PER SHARE	VALUATION
$8.84	$13.02M
DEADLINE	AMOUNT RAISED
Invalid Date	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$238.68	Equity
MAX INVESTMENT	SHARES OFFERED
$1,234,992.20	Common Stock
MIN NUMBER OF SHARES OFFERED	MAX NUMBER OF SHARES OFFERED
1,131	139,705

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Risks

Company	:	**Mulholland Distilling, Inc.**
Corporate Address	:	**811 Traction Ave, Suite 2B, Los Angeles, CA 90013**
Offering Minimum	:	**$9,998.04**
Offering Maximum	:	**$1,234,992.20**
Minimum Investment Amount (per investor)	:	**$238.68**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**1,131**
Maximum Number of Shares Offered	:	**139,705**
Price per Share	:	**$8.84**

Pre-Money Valuation : $13,020,595.12

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Exclusive access to our private investor community with quarterly newsletter and updates

$1,000+ | Tier 2

Exclusive access to our private investor community with quarterly newsletter and updates

Free shipping on all spirits from our store & special investor discount of 10%

$2,500+ | Tier 3

Exclusive access to our private investor community with quarterly newsletter and updates

Exclusive early access to new products and expressions

Free shipping on all spirits from our store & special investor discount of 25%

$10,000+ | Tier 4

Receive 5% bonus shares

Exclusive access to our private investor community with quarterly newsletter and updates

Exclusive early access to new products and expressions

Free shipping on all spirits from our store & special investor discount of 50%

Thank you video clip

$25,000+ | Tier 5

Receive 10% bonus shares

Exclusive access to our private investor community with quarterly newsletter and updates

Exclusive early access to new products and expressions

Free shipping on all spirits from our store & special investor discount of 50%

Private Tasting with Founder at The Mulholland Room, our LA based private space

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

10% StartEngine Owners' Bonus

Mulholland Distilling, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.84 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $884. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Backer Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIDEO 1

my name is Walton Goggins and conventionally I'm known as an actor but i think storyteller is more accurate storytelling has always kind of been a part of my life i come from storytellers this was the only thing that i was ever going to do with my life i really am the kid who came from a small town and came to this city and made it really i mean i came here with 300 in my pocket

Walton and i met about 20 years ago when i was beginning this journey for Mulholland as a friend i would show him what i was doing and i could tell by the excitement in his eyes that that we were onto something about three years ago he came to me and said i i love what you're doing and i want to be a part of it

William Mulholland brought water to l.a he made this city what it is and so we're bringing a sort of a different kind of water to la with Mulholland istilling it's telling the story of our love for Los Angeles

Mulholland is really about embracing everybody, it's not just a liquor a vodka a gin a whiskey it's really all about this human drive to create something beautiful and then to share it with others we have a tasting space that we're opening that we want to encourage people to come and create and communicate with us we collect ideas and stories and this is just another way to encourage people to participate with us.

VIDEO 2 Mulholland "MAD ONES" Transcript

the only people for me are the mad ones, the ones who are mad to live, mad to talk, mad to be saved, desirous of everything at the same time, the ones who never yawn or say a commonplace thing, but burn, burn, burn like fabulous yellow roman candles exploding like spiders across the stars and in the middle you see the blue centerlight pop and everybody goes "Awww!"

VIDEO 3: MULHOLLAND TRANSCRIPT FOR "WALTON MAKES A MARTINI"

we're going to start with mulholland vodka and we're going to do two ounces two ounces of vodka and a half ounce of white vermouth it's just a hint of flavor and you take your bar spoon and you stir it because you want to be cold really cold and that's it take that straighten it into the perfect martini glass and then you add a lemon peel and just flavor the outside of the rim and that's a clean martini it's that simple but me i like it dirty so i usually add two olives and sometimes i'll add a little olive juice out of the jar but the Mulholland martini cheers everybody

VIDEO 4 MULHOLLAND TRANSCRIPT FOR WALTON MAKES A NEGRONI

a Mulholland new world gin negroni it is gin it is Campari and it is a red vermouth it's very simple to do uh first thing we do god i love that sound don't you one ounce of new world gin by Mulholland Distilling second is an ounce of Campari this is Italian tomorrow and the last thing is one ounce of a red vermouth right here oh god i love that smell and you just stir it it's that simple and you take your strainer you put it on top with a beautiful glass because it's important to have pretty things in your life and voila the last thing that you do put a little sliver of orange put it right in your glass get all of that oil and i take my little orange peel and i stick it right inside and that's it so from Mulholland Distilling to you cheers that's amazing

VIDEO 5 MULHOLLAND TRANSCRIPT FOR WALTON MAKES AN OLD FASHIONED

hey everybody Walton Goggins here uh who's ready for a Mulholland old-fashioned come on we're gonna start with uh some orange bitters we're gonna do three dashes one two three next we're gonna do simple syrup this is liquid alchemist it's it's fantastic i make it at home so one bar spoon stick it right on top and the last thing the most important ingredient is uh Mulholland american whiskey two ounces ah uh you pour it right into your glass and then stir it um just for about 30 seconds that's it ah my god it's cold i'm originally from Georgia and I would have one of these after i got done cutting grass the last thing that you need um for an old fashioned is an orange peel so we're just gonna peel off something really really nice here and put it right in here just to get the oils just flavor i always leave this in the drink itself Mulholland distilling old-fashioned american whiskey cheers yes now I can cut grass.

VIDEO 6 MULHOLLAND TRANSCRIPT FOR WALTON GOGGINS GREETING

hey y'all Walton Goggins here i am an actor but really I'm a storyteller and for me there is nothing better than sharing some stories with friends over a glass of one of Mulholland's finest so whatever your story is we hope that you tell it with Mulholland cheers everybody

VIDEO 7 MULHOLLAND – "COMPELLED TO CREATE" TRANSCRIPT

my name is Walton Goggins and conventionally I'm known as an actor but i think storyteller is more accurate storytelling has always kind of been a part of my life i come from storytellers this was the only thing that I was ever going to do with with my life i really am the kid who came from a small town and came to this city and and made it really i mean i came here with 300 in my pocket

Walton and i met about 20 years ago when I was beginning this journey for Mulholland as a friend I would show him what I was doing and I could tell by the excitement in his eyes that we were onto something about three years ago he came to me and said i i love what you're doing and I want to be a part of it william Mulholland brought water to l.a he made this city what it is and so we're bringing a sort of a different kind of water to la with Mulholland distilling it's telling the story of our love for Los Angeles mulholland is really about embracing everybody it's not just a liquor a vodka a gin a whiskey it's really all about this human drive to create something beautiful and then to share it with others we have a tasting space that we're opening that we want to encourage people to come and create and communicate with us we collect ideas and stories and this is just another way to encourage people to participate with us

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

For Office Use Only

-FILED-

File No.: BA20221077495

Date Filed: 10/31/2022

B1166-4622 10/31/2022 5:00 PM Received by California Secretary of State

(P)

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

MULHOLLAND DISTILLING, INC.

The undersigned, Matthew Alper, hereby certifies that:

1. He is the duly elected and acting President and Secretary, respectively, of Mulholland Distilling, Inc., a California corporation, with California Entity Number 3651737.

2. The Second Amended and Restated Articles of Incorporation of this corporation that are currently in effect shall be amended and restated to read in full as follows:

ARTICLE I

The name of this corporation is Mulholland Distilling, Inc. (the "Corporation").

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

(A) **Classes of Stock**. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 3,065,000 shares, with $0.001 par value per share. 2,800,000 shares shall be Common Stock and 265,000 shares shall be Preferred Stock, the rights, preferences, privileges, and restrictions granted to or imposed upon the respective classes or series may be determined by the board for any wholly unissued class of shares or any wholly unissued series of any class of shares.

(B) **Rights, Preferences and Restrictions of Preferred Stock**. The Preferred Stock authorized by these Third Amended and Restated Articles of Incorporation (the "Third Restated Articles") may be issued from time to time in one or more series. The first series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of 60,000 shares. The second series of Preferred Stock shall be designated "Series B Preferred Stock" and shall consist of 80,000 shares. The third series of Preferred Stock shall be designated "Series C Preferred Stock" and shall consist of 125,000 shares The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock are as set forth below in this Article III(B).

1. **Preferential Payments to Holders of Preferred Stock.**

(a) **Dividends.** The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Third Restated Articles) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to or greater than, but at least equal to, (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price or Series B Original Issue Price, or Series C Original Issue Price, as applicable (each defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Series A Original Issue Price" shall mean $5.4016, the "Series B Original Issue Price" shall mean $6.30, and the "Series C Original Issue Price" shall man $7.05, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(b) **Preference.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event (as defined below) the holder of shares of Preferred Stock, then outstanding, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price, Series B Original Issue Price, or Series C Original Issue Price, as applicable, plus any dividends declared but unpaid thereon, or (ii) such amount per shares as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Article III(B)3 immediately prior to such liquidation, dissolution, winding up or a Deemed Liquidation Event (as defined below) (the amount payable pursuant to this sentence is hereinafter referred to as the "Preferred Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event (as defined below), the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Article III(B)1(b), the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(c) **Payments to Holders of Common Stock**. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

(d) **Certain Acquisitions**.

(i) **Definition**. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least fifty-percent (50%) of the outstanding shares of Preferred Stock elect otherwise, by written notice sent to the Corporation at least fifteen (15) days prior to the effective date of any such event:

(a) A merger, consolidation or any similar transaction or series of transactions in which:

(i) The Corporation is a constituent party; or

(ii) A subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary where the stockholders of the Corporation immediately prior to the transaction hold more than 50% of the voting rights in the surviving or acquiring entity following the transaction in the same proportions as they held the capital stock of the Corporation immediately prior to the transaction;

(b) The sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation, or any subsidiary of the Corporation, of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation, if substantially all of the assets of the Corporation and its subsidiaries, taken as a whole, are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

c. The sale, exchange, transfer or issuance, in a single transaction or series of related transactions, of capital stock representing a majority of the voting power of the Corporation;

In the event of a Deemed Liquidation Event pursuant to the provisions of this Article III(B)1(d)(i)(a) or (c) above: (i) all references in this Article III(B)1 to "assets of the Corporation" shall be deemed to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such sale, exchange, transfer, merger or consolidation; and (ii) to the extent that some, but not all, of the capital stock of the Corporation is sold pursuant to such transaction, then only those stockholders of the Corporation selling capital stock pursuant to such transaction shall be entitled to receive proceeds pursuant to this Article III(B)1.

(ii) **Effecting a Deemed Liquidation Event**.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Article III(B)1(a) and 1(b).

(b) In the event of a Deemed Liquidation Event, if the Corporation does not effect a dissolution of the Corporation under the California Corporation Code within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock, no later than the ninetieth (90th) day after the Deemed Liquidation Event, advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least 50% of the then outstanding shares of Preferred Stock so request, in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by California law governing distributions to stockholders (the "Available Proceeds"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the Preferred Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and the Corporation shall redeem the remaining shares as soon as it may lawfully do so under California law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Article III(B)1(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(iii) **Amount Deemed Paid or Distributed**. The amount deemed paid or distributed to the holders of capital stock of the Corporation, upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption, shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

(iv) **Allocation of Escrow and Contingent Consideration**. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the

Company and due to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Article III(B)1(a) and 1(b) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration, which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies, shall be allocated among the holders of capital stock of the Corporation in accordance with Article III(B)1(a) and 1(b) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Article III(B)1(d)(iv), consideration placed into escrow or retained as holdback, to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event, shall be deemed to be Initial Consideration.

2. **Redemption**. The shares of Preferred Stock are not redeemable other than pursuant to Article III(B)1(d)(ii).

3. **Conversion**. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) **Right to Convert**. Subject to Article III(B)3(c), each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such equal number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price, Series B Original Issue Price, or Series C Original Issue Price, as applicable, by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share of Series A Preferred Stock shall be $5.4016 (the "Series A Conversion Price"). The initial Conversion Price per share of Series B Preferred Stock shall be $6.30 (the "Series B Conversion Price"). The initial Conversion Price per share of Series C Preferred Stock shall be $7.05 (the "Series C Conversion Price"). Such initial Conversion Price shall be subject to adjustment as set forth in Article III(B)4.

(b) **Automatic Conversion**. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") which results in aggregate cash proceeds to the Corporation of not less than $20 million (net of underwriting discounts and commissions) (a "Qualifying IPO") or (ii) the date specified by the vote of the holders of at least a majority of the then outstanding shares of Preferred Stock.

(c) **Mechanics of Conversion**. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock, and shall give written notice to the Corporation, at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of such series of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of public Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

4. __Anti-Dilution__.

(a) __**Adjustment of Series A Conversion Price, Series B Conversion Price, Series C Conversion Price, as applicable, Upon Issuance of Additional Shares of Common Stock**__. In the event the Corporation shall, at any time after the Series A Original Issue Date, issue Additional Shares of Common Stock, without consideration or for a consideration per share less than the Series A Conversion Price, Series B Conversion Price, or Series C Conversion Price, as applicable, in effect immediately prior to such issue, excluding issuances under an employee stock option plan to be approved by a majority of the holders of the Preferred Stock, then the Series A Conversion Price, Series B Conversion Price , or Series C Conversion Price, as applicable, shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-thousandth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A \div B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(i) "CP_2" shall mean the Series A Conversion Price, Series B Conversion Price, or Series C Conversion Price, as applicable, in effect immediately after such issue of Additional Shares of Common Stock

(ii) "CP_1" shall mean the Series A Conversion Price, Series B Conversion Price, or Series C Conversion Price, as applicable, in effect immediately prior to such issue of Additional Shares of Common Stock;

(iii) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(iv) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(v) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(b) **Determination of Consideration**. For purposes of this Article III(B)4(b), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(i) Cash and Property: Such consideration shall:

a. Insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

b. Insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

c. In the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(ii) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Options and Convertible Securities, shall be determined by dividing:

a. The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

b. The maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(c) Multiple Closing Dates. In the event the Corporation shall issue, on more than one date, Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that issuance of Additional Shares would result in an adjustment to the Series A Conversion Price, Series B Conversion Price, or Series C Conversion Price, as applicable, pursuant to the terms of Article III(B)4(a), and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price, Series B Conversion Price, or Series C Conversion Price, as applicable, shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(d) Adjustment for Stock Splits and Combinations. If the Corporation shall, at any time or from time to time after the Series A Original Issue Date, effect a subdivision of the outstanding Common Stock, the Series A Conversion Price, Series B Conversion Price, and Series C Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall, at any time or from time to time after the Series A Original Issue Date, combine the outstanding shares of Common Stock, the Series A Conversion Price, Series B Conversion Price, and Series C Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

(e) Adjustment for Certain Dividends and Distributions. In the event the Corporation, at any time or from time to time after the Series A Original Issue Date, shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then, and in each such event, the Series A Conversion Price, Series B Conversion Price, and Series C Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price, Series B Conversion Price, and Series C Conversion Price then in effect by a fraction:

(i) The numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(ii) The denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price, Series B Conversion Price, and Series C Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price, Series B Conversion Price, and Series C Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

(f) Adjustments for Other Dividends and Distributions. In the event the Corporation, at any time or from time to time after the Series A Original Issue Date, shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

(g) Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Article III(B)4(a), (e) or (f)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Article III(B)4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Article III(B)4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price, Series B Conversion Price, and Series C Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Article III(B)4(g) shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the California Corporations Code in connection with a merger triggering an adjustment hereunder, nor shall this Article III(B)4(g) be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

(h) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price, Series B Conversion Price and Series C Conversion Price pursuant to this Article III(B)4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price, Series B Conversion Price, or Series C Conversion Price, as applicable, then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

(i) **Notice of Record Date**. In the event:

(i) The Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(ii) Of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(iii) Of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent, to the holders of the Preferred Stock, a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. **Voting Rights.** Except as expressly provided by these Third Restated Articles or as provided by law, the holders of Preferred Stock shall have the same voting rights as the holders of Common Stock and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Preferred Stock shall vote together as a single class on all matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. **Protective Provisions**. So long as more than 50% of the shares of Preferred Stock originally issued by the Corporation remain outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the such outstanding shares of Preferred Stock:

(a) Effect a Deemed Liquidation Event;

(b) Alter or change the rights, preferences or privileges of the shares of Preferred Stock so as to affect adversely the shares of such series;

(c) Increase or decrease (other than by conversion or in accordance with the redemption provisions of these Third Restated Articles) the total number of authorized shares of Common Stock or Preferred Stock;

(d) Authorize or issue, any other equity security, including any security (other than Preferred Stock) convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Preferred Stock with respect to dividends, redemption or upon liquidation;

(e) Redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock (other than in accordance with the redemption provisions of these Third Restated Articles); provided, however, that this restriction shall not apply to the repurchase of shares of Common

Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at no greater than cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal; or

(f) Amend or waive any provision of these Third Restated Articles or the Corporation's Bylaws in a manner that would alter or change the rights, preferences or privileges of any Preferred Stock.

7. **Right of First Refusal**.

(a) **Grant**. Each Preferred Stockholder hereby unconditionally and irrevocably grants the Company a Right of First Refusal to purchase all or any portion of Preferred Stock that such Preferred Stockholder may propose to transfer in any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Preferred Stock (or any interest therein) proposed by any of the Preferred Stockholders (a "Proposed Transfer"), at the same price and on the same terms and conditions as those offered in the Proposed Transfer.

(b) **Notice**. Each Preferred Stockholder proposing to make a Proposed Transfer must deliver written notice to the Company and each Preferred Stockholder not later than thirty-five (35) days prior to the consummation of such Proposed Transfer ("Proposed Transfer Notice"). Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the prospective transferee and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under this Article III(B)7, the Company must deliver a written notice to the selling Preferred Stockholder and other Preferred Stockholders within twenty (20) days after delivery of the Proposed Transfer Notice indicating the Company's intent to exercise, or not exercise, its Right of First Refusal as to some or all of the Preferred Stock in the Proposed Transfer and specifying the number of shares of Preferred Stock to be purchased by the Company ("Company Notice"). In the event of a conflict between this Third Restated Articles and any other agreement that may have been entered into by a Preferred Stock holder with the Company that contains a preexisting right of first refusal, the Company and the Preferred Stock holder acknowledge and agree that the terms of this Third Restated Articles shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with this Article III(B)7.

(c) **Secondary Refusal Right**. If, in the event, the Company does not exercise its Right of First Refusal, or only exercises its rights as to a portion, but not all, of the Preferred Stock in such Proposed Transfer, then each Preferred Stockholder hereby unconditionally and irrevocably grants a Right of Refusal to purchase, up to its ratable portion of the Preferred Stock being offered in such Proposed Transfer, based on its Percentage Interest in the Company (as defined below), on the same terms and conditions as those offered in the Proposed Transfer, first to (1) Mathew Alper and Walton Goggins; and then (2) to all other Preferred Stockholders that are not transferring or proposing to transfer their Preferred Stock in the Proposed Transfer (the "Participating Stockholders," and the refusal right, the "Secondary Refusal Right"). For the avoidance of doubt, the Company can purchase the entire amount of Preferred Stock being offered in the Proposed Transfer; whereas, the individual Participating

Stockholders granted this Secondary Refusal Right, in this Article III(B)7, can only purchase the number of shares up to their Percentage Interest in the Company (defined as, the number of shares of stock in the Company then held by such person, on an as converted basis, divided by the total number of shares of both Common Stock and Preferred Stock of the Company then issued and outstanding). If the Company does not provide Company Notice exercising its Right of First Refusal with respect to all or any portion of Preferred Stock proposed to be transferred in the Proposed Transfer, the Company must deliver a written notice to the Preferred Stockholder transferring, or proposing to transfer, their Preferred Stock in the Proposed Transfer and each other Participating Stockholder, notifying them that the Company does not intend to exercise its Right of First Refusal as to any or all shares of Preferred Stock subject to the Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice, no later than twenty (20) days after the selling Preferred Stockholder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Participating Stockholder must deliver a written notice to the selling Preferred Stockholder and the Company within ten (10) days after the Company's deadline for its delivery of Company Notice, as provided in these preceding sentences.

(d) **Forfeiture of Rights**. If there is any portion of Preferred Stock not purchased by the Company or the Participating Stockholders pursuant to their Right of First Refusal or their Secondary Refusal Right, then the Company and the Participating Stockholders shall be deemed to have forfeited any right to purchase the remaining balance of such Preferred Stock subject to the Proposed Transfer and the selling Preferred Stockholder shall be free to sell all or any remaining portion of Preferred Stock on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of these Third Restated Articles; (ii) any future Proposed Transfer shall remain subject to the terms and conditions of these Third Restated Articles; and (iii) such sale shall be consummated within thirty-five (35) days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such thirty-five (35) day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(e) **Consideration; Closing**. If the consideration proposed to be paid pursuant to any Right of First Refusal or Secondary Refusal Right is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Participating Stockholder cannot, for any reason, pay for the Preferred Stock subject to the Proposed Transfer in the same form of non-cash consideration, the Company or such Participating Stockholder may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Preferred Stock subject to the Proposed Transfer by the Company and the Participating Stockholders shall take place, and all payments from the Company and the Participating Stockholders shall have been delivered to the selling Preferred Stockholder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer; and (ii) thirty-five (35) days after delivery of the Proposed Transfer Notice.

B1166-4634 10/31/2022 5:00 PM Received by California Secretary of State

8. **Status of Converted Stock**. In the event any shares of Preferred Stock shall be converted pursuant to Article III(B)4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. These Third Restated Articles shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

(C) **Common Stock**.

1. **Dividend Rights**. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Rights**. Upon the occurrence of a Deemed Liquidation Event, the assets of the Corporation shall be distributed as provided in Article III(B)1(ii).

3. **Redemption**. The Common Stock is not redeemable at the option of the holder thereof.

4. **Voting Rights**. Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE IV

(A) **Limitation of Directors' Liability**. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(B) **Indemnification of Corporate Agents**. The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through Bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the Corporation and its shareholders

(C) **Repeal or Modification**. Any repeal or modification of the foregoing provisions of this Article IV shall not adversely affect any right of indemnification or limitation of liability of an agent of the Corporation relating to acts or omissions occurring prior to such repeal or modification.

* * *

B1156-4636 10/31/2022 5:00 PM Received by California Secretary of State

3. The foregoing amendment has been approved by the Board of Directors of the Corporation.

4. The foregoing amendment was approved by the holders of the requisite number of shares of the Corporation in accordance with Sections 902 and 903 of the California General Corporation Law. The total number of outstanding shares entitled to vote with respect to the foregoing amendment was 1,070,878 shares of Common Stock, 55,539 shares of Series A Preferred Stock and 79,365 shares of Series B Preferred Stock. The number of shares of each class voting in favor of the foregoing amendment equaled or exceeded the vote required. The percentage vote required was more than 50% for each class.

The undersigned declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of their own knowledge.

Executed on October 21, 2022

Matthew Alper, President and Secretary

BN 46201024v1

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 26 min read

author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.
This blog post was last updated on October 24, 2022.

REUZEit
REUZEit | *Circular Economic Surplus Asset Management*
https://www.reuzeit.com

Description of Business
REUZEit (pronounced "Re Use It") started in 2010 and incorporated in 2014, serving large organizations in the Life Science and Pharmaceutical Industries. REUZEit is currently in the market with our asset lifecycle service, and we are building what we believe is one of the world's largest B2B circular economic platforms to manage technology's most valuable scientific and pharmaceutical equipment.

Reasons to Invest

- The REUZEit platform resells and redeploys equipment from upstream clients to downstream customers in these industries, with the goal to reduce waste and save money all around. REUZEit and its industry-leading client are growing integrated systems and workflows, focused on improving sustainability and organic productivity.
- The global laboratory supplies market was estimated at $32.6 billion in 2021, growing at a CAGR of 7.5%.
- For seven years now, REUZEit has been able to vet our software and services with a few of the largest life sciences companies in the world. This has allowed us to build a copy-and-paste scale plan to bring in new clients. Our approach provides access, solutions, sustainability, and it creates a high demand from other large organizations waiting to sign up.

Team
Justin Andrews:Chief Executive Officer & Co-Founder, LinkedIn
Ryan Andrews: Chief Innovation Officer & Co-Founder, LinkedIn

Tokki
Tokki | *Tech-Enabled Sustainable Gifting*
www.tokki.com

Description of Business

Paired with our gift bags made out of recycled water bottles, Tokki Eco-Gifting Sets (QR card + gift bag) are designed to be reused over and over, reducing waste with each gift given. Our secret sauce is our unique digital + physical gifting experience, which is why we have 10 patents filed and pending to protect our intellectual property. We launched our core product line in June of 2022 on Tokki.com, and have since achieved distribution with over 260 independent retailers across the country.

Reasons to Invest

- INTELLECTUAL PROPERTY: Tokki is reinventing gifting by combining reusable gift bags with a proprietary digital QR Card experience that can be added to over and over (endlessly!). We make it easy for gift-givers to create and attach personalized photo/video cards to their gift bags – right from their smart phones (no app required). To protect this unique intellectual property, Tokki has 10 patents filed and pending in the United States, Europe, Canada, China, Japan, Korea, and Australia. We believe our portfolio of patents forms a protective moat around our current product and future innovations.
- MOMENTUM IN LARGE MARKET RIPE FOR INNOVATION: The average American gives 8 gifts a year, and 1 in 3 is looking for a more eco-friendly alternative. Gift wrap and greeting cards are a $35 billion dollar market that we feel is ripe for innovation – and we believe that the response to Tokki from retailers large and small shows that they agree. Since launching our core product line just this summer, we opened over 260 new accounts across the country and became an approved vendor for an international, publicly traded retailer for the 2023 holiday season.*
- WORLD CLASS TEAM: Tokki's Executive Team brings deep experience in consumer tech and brand building as well as direct relationships with leaders at national retailers such as Nordstrom, Sephora, Ulta, Anthropologie, Target, Costco, and more. Our CEO/Founder, Jane Park, started her consumer career at BCG working with Fortune 100 companies, and then led innovation at Starbucks before founding and successfully exiting Julep, the first online social beauty brand, to Warburg Pincus. Jane Park has appeared on-air at QVC, and her leadership recognitions include: Geekwire Startup CEO of the Year, Goldman Sachs' "Most Intriguing Entrepreneur of the Year," Elle Magazine's "Women in Tech, " and Puget Sound Business Journal's "40 Under 40 All Stars."

Team
Jane Park: CEO & Founder, LinkedIn
Taylor Hoit: CTO, COO, & Co-Founder, LinkedIn

Envirosult
Envirosult | *A brighter and safer future for water and our environment*
https://envirosult.com/

Description of Business
Our mission is to bridge the gap between readily available government funding and small US communities who desperately need clean drinking water

Reasons to Invest

- Our mission is company profitability, but also utilising readily available federal monies for under served small communities – to help them have clean drinking water, safe environments, and infrastructure
- Through our research, we have discovered there are 60,000 smaller communities that we believe could benefit from Envirosult right now – as no other company does what we do, in our view.
- Our team has experience spanning approximately 100 years in environmental engineering projects, government contracts, and we believe this experience has made us the ideal liaisons and project managers to help communities.

Team
Michael Green: CEO, LinkedIn
Michael Collins: Financial Advisor, Legal, LinkedIn

FLOLiO
FLOLiO | *Wisdom Within Web3*
https://flolio.com/

Description of Business
FLOLiO is a multifaceted digital assets ecosystem that empowers NFT traders and creators via asset management, aggregated analytics, web3 marketing mechanisms, and more. The company launched with a free, consumer-focused platform where users can accurately assess their digital asset portfolio, gain valuable industry insights, and make informed trading decisions. FLOLiO is in the pre-revenue stage of development. FLOLiO is combining those consumer learnings with an automated sales & royalty sharing feature that is being packaged to NFT Creators as a unique, web3 Performance Marketing tool.

Reasons to Invest

- At a fundamental level, FLOLiO was created to answer the question on every NFT trader's mind: 'What do I own and what is it worth?' Many of FLOLiO's users have digital assets spread across different blockchains and marketplaces. The ability to link multiple wallets and utilize three different valuation models allows these users an easily digestible and comprehensible assessment of their entire NFT portfolio.
- The global market for NFTs has exploded in recent years, hitting $22B in 2021*, and is expanding rapidly as mainstream sports, fashion, music, and entertainment industry brands begin to launch their own offerings within the NFT space.*
- Seeking to be a one-stop shop for all things NFT, FLOLiO has developed a network that brings all aspects of the industry together. Beyond providing advanced valuation data and useful KPIs, the FLOLiO platform includes innovative features for both creators and traders, so that all web3 stakeholders are set up for success.

KeeperAI
KeeperAI | *Be You. Connect With Authenticity.*
https://keeperai.com/

Description of Business
KeeperAI is a tech startup that created an innovative, SaaS platform that is redefining how people can share their true selves and how companies hire and manage employees. The company's platform alchemizes modern tech and imagery to allow people to share their personality profile and other telling soft skills and, likewise, allows hiring managers to develop a comprehensive profile of a current or prospective employee's personality and skillset. With KeeperAI, people can connect with authenticity and companies can see the real individual, not just their resume.

Reasons to Invest

- The company has been selected to join Microsoft's Modern Workplace program. As a startup, landing this opportunity (and even getting on Microsoft's radar) is, in and of itself, a feat, but for them to take such interest in our product and offer to help articulate a model for commercialization and business outcomes, is nothing short of remarkable.
- The company has strong partnerships and a growing pipeline of customers. KeeperAI and the team behind it (a mix of seasoned executives and young, ambitious professionals and rising stars) were born of today's way of working – entirely digital, decentralized, yet close knit and 100 percent collaborative.
- We provide a ubiquitous patent-pending service that fosters employee innovation, is easy and fun to use, and more importantly, timely. We believe that KeeperAI will add value to that critical layer of any platform/organization, within any industry where people would benefit from going deeper than the superficiality of profile pictures, star ratings and contact info.

Team
Vishal Ahluwalia: CEO & Founder, LinkedIn
Jeff Silver: Head of Corporate Finance, LinkedIn

Phizzle
Phizzle | *Data Integrity for the Pharmaceutical Industry*
https://www.phizzle.com/

Description of Business
Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments. The vast majority of these instruments are not connected to a cloud based solution to harmonize or digitize their data. Phizzle is a first-mover in this market with a patented IoT solution that can remotely operate multiple types and vendors of lab instruments from the cloud. Phizzle has a recurring revenue contract with a Fortune 75 company and is FDA-compliant in its use case, which we believe is

Reasons to Invest

- Phizzle's software platform provides large-scale pharma companies means to digitize drug production data, which is integral to ensuring the safety and efficacy of cancer drugs and other FDA-regulated prescription medications.
- Since 2005, Phizzle has been dedicated to creating innovative consumer and machine data solutions. To the best of our knowledge, ours is the only SaaS-based IoT software to remotely operate multiple scientific instrument brands and systems from a single, cloud-based user interface. Our novel approach has gained FDA-clearance and proof of concept validation through contract work with Fortune 75 pharma clients.
- Phizzle is poised to partner with the world's largest pharmaceutical companies by providing a solution that integrates with existing manufacturing systems and equipment. On a global scale, the installed base of scientific lab instruments exceeds 1M units across pharma, life sciences, clean manufacturing, food production, medical environments and office buildings. The market for these devices is growing, with particle counters, for example, projected at a 9% CAGR through 2027.*

Team
Ben Davis III: Chief Executive Officer, Board Member, Director, LinkedIn
Stephen Peary: Chief Financial Officer and General Counsel, LinkedIn

Mulholland Distilling

Mulholland Distilling | *The Spirit of Inspiration*

https://www.mulhollanddistilling.com/

Description of Business
At Mulholland Distilling, we've created artisanal spirits that reflect and celebrate the diversity and vibrancy of our times. Working with master distillers, blenders, and top bartenders – we inspire creativity and conversation through our award-winning 100-proof American Whiskey, our 96-proof New World Gin and 86-proof gluten-free Corn Vodka. Today, our spirits can be found in bars and restaurants across 9 states and can be purchased directly from our website for shipment to 27 states.

Reasons to Invest

- Mulholland has created a super-premium, high-quality portfolio of award-winning craft spirits. We began as the Spirit of LA and continue to inspire community and connection wherever we are.
- The craft spirits sector will see an increase in value by US$37 billion between 2020-2025, And this growth momentum is accelerating at a CAGR of 22.56%.*
- Our award-winning spirits can already be enjoyed in 9 states and can also be shipped to 27, with plans for many more! And, we've increased our rolling YOY sales by over 100% in the trailing 12 months.

Brightlamp
Brightlamp | *The Five-Second Neurological Vital*
https://www.reflexapp.io/

Description of Business
Bringing innovation to the digital medical device market, Reflex Pro is a neurological testing and clinical support tool for medical practitioners working with concussion patients and more. Since launching Reflex in 2019, the company has experienced at least 180% growth from 2019 to 2022 and is seeking funding to scale in step with customer demand. Our team has developed what we believe is the most powerful pupillometer technology on the market – able to measure the eye's reaction to light and provide neurological results using a mobile app in seconds. Reflex is a Class I 510(k) Exempt medical device under 21 CFR 886.1700 and should only be used by licensed medical professionals.

Reasons to Invest

- The patented proprietary tech behind Reflex Pro is what's known as Software as a Medical Device (SaaMD, the company also has a standing license for all of its direct competitor's pupillometer patents). What makes the tool unique is that it doesn't require any peripheral hardware to obtain valuable neurological vital metrics. Medical personnel can download the software, create an account, and administer testing quickly, using only their smartphone.
- Reflex and the company's associated services will leverage momentum and a growing marketplace. Currently the digital health sector is expected to reach $551B by 2027, with a double-digit CAGR of 16.5%.* We are also providing a new rapid scale solution within the market for neurological biomarkers, which was valued at over $6B in 2020, and growing at a rate of 12.9%.*
- In just a few short years, the Reflex team has quickly established viability, growing the company's gross revenue by 180+% annually. A major third-party publication with a population over 20,000 proves Reflex as a biomarker of concussion, while also obtaining third-party validation in clinical studies backed by the National Institutes of Health* and the Department of Defense.*

Team
Kurtis William Sluss: CEO & Director, LinkedIn
Michael Heims: CFO & Director, LinkedIn

MVP Kids
MVP Kids | *Children's Entertainment Multi-Media Platform*
MVPKids.com

Description of Business
MVP Kids is a growing multimedia brand, dedicated to building a purposeful family entertainment platform focused on children's journey to character. We

through their personal character development journey.

Reasons to Invest

- MVP Kids reached MILLIONS of families nationwide in 2022 thru Chick-fil-a kids meals, with another CFA kids' meal promotion set for 2023. Additionally, we have received a $100K opening order from Costco set to hit shelves in 2023.
- Offerings created by MVP Kids target multiple verticals within the industry for children's products, which is estimated to be worth nearly $1T. Our immediate addressable market includes the $700B television, streaming, and video sector, the $230B mobile apps, toys, and games category, the $30B publishing market, as well as the $8B educational curriculum segment.
- Our creative team features its own MVP cast of passionate professionals from a wide range of backgrounds and expertise – including mental health advocates, writers, illustrators, developers, educators, homeschool experts, designers, championship athletes, and translators. Our team includes award-winning entertainment industry veterans John Semper, Jr., Jim Castle, and Jim Jinkins whose works have been featured in a host of iconic kids movie and television productions.

Team
Mel Sauder: President, Founder, & Director, LinkedIn
John Semper: MVPKids.TV President & Director, LinkedIn

Zendo
Zendo | *A Wearable Neuromodulation Device That's Disrupting the Wellness Industry*
https://zendomeditation.com/

Description of Business
Zendo is here to make meditation easy – giving users an almost immediate and transformative benefit without any prior experience or training required. Using gentle neurostimulation, our patent-pending device activates the parts of the brain involved in expert meditation practice. Created by an internationally recognized team of doctors and long-time meditators in Charleston, South Carolina, Zendo has been scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in a single session. Zendo is currently being used to enhance human wellness, performance, and transformation. Having sold out of our public beta, join Zendo now as we are building the newest Zendo, a wireless headband with a companion app that is poised to disrupt the wellness industry. This next generation headset is currently in development and is planned to be released in 2023.

Reasons to Invest

- Meditation is Hard and Ripe for Innovation: The wellness industry is a $1.5T market. Between 200 – 500 million people meditate globally, but we believe technology like apps and trackers haven't made meditation easier. In one

Even with high quit rates and limited effectiveness, leading meditation app companies are worth billions of dollars. There is a clear need for technology to make meditation easier to allow users to gain the benefits of meditation immediately.

- Scientifically Researched to Make Meditation Easier: We believe Zendo is the world's first and only neurostimulation system that makes meditation easier and its benefits immediately accessible in less than 20 minutes. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes. Zendo was created by academic neuroscientists and doctors who have a deep passion for meditation, and all StartEngine investors that invest at least $1,500 will receive a special founder's edition Zendo system for free when the next-gen Zendo launches.
- There's a Demand: The initial Zendo public beta sold out faster than anticipated. We are currently building a new Zendo. This next-gen Zendo is being developed to include a proprietary wireless headband that works with a companion meditation app and is ready to be marketed to a waitlist of over 3,000 people. Additionally, there are three exciting Zendo collaborations are in progress, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering in conjunction with Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience. Lastly, Brookstone buyers intend to list the newest Zendo device on the Brookstone.com, which will expand our consumer sales network.

Team
Bashar Badran, PhD: Co-Founder, CEO, President & Director, LinkedIn
Baron Short, MD: Co-Founder, CHO & Director, LinkedIn

FIREDISC Cookers
FIREDISC®'s | *Fire it up and Gather 'Round*
https://www.firediscookers.com/

Description of Business
Headquartered in Houston, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC® offers products that make cooking outside accessible, easy, and fun for everyone. All because we believe time with friends and family is more valuable than ever.

Reasons to Invest

- FIREDISC has achieved $15.7 Million in Gross Revenue since inception, and we believe our Total Addressable Market is $11.2 Billion.

loyalty and high-quality standards.

- We have built a strong community of loyal customers including 25k+ SMS Subscribers, 300k+ Email Subscribers, and over 145k+ followers across our Facebook, Instagram, and Youtube.

Team
Hunter Jaggard: CEO and Co-Founder, LinkedIn
Griff Jaggard: President and Co-Counder, LinkedIn

Metric Medical Devices Inc.
Metric Medical Devices, Inc. | *Bringing Bones Together™*
http://metricmd.com/

Description of Business
Metric Medical Devices, Inc., designs and sells innovative minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the development and commercialization of bone fixation implants that actively change shape to compress the bone to stimulate bone growth and enhance healing.

Reasons to Invest

- Our founders are highly successful serial entrepreneurs who design implants to promote healing and decrease complications in orthopedic extremity injuries. These implants treat fractures and deformities to improve patients' lives.
- The orthopedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3% (Source). The foot and ankle lower extremity segment, our primary focus, is predicted to experience the largest CAGR of 8.9% from 2021 to 2030 (Source) and start with the surgical backlog created by the Covid-19 pandemic.
- During development and market trials, our current products generated over $10.5 million in revenue and we have two new next-generation products ready for full launch. We are currently developing our most disruptive product so far, The LINK™, a small bone-compressing external fixator. The market for minimally invasive surgical techniques is growing and is estimated to reach $94.4 billion by 2030 at a CAGR of 4.7%.

Team
Dr. William Casey Fox: President, CEO, CTO, and Director, LinkedIn
Nancy R. Fox: CFO & Corporate Secretary, LinkedIn

MiTio Tech

MiTio Tech | *Advancing AI translation and interpretation*

https://mitiotech.com/

Description of Business

the interpretation and translation industry. Pre-revenue and patent pending, we believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.
- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of better, more inclusive communication.

Team
Donnie Lee Jr.: COO, LinkedIn
Nelva Lee: CEO, LinkedIn

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn

The Brag House

The Brag House | *Welcome to Brag House*

https://thebraghousecorp.com/

Description of Business

We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team

Lavell J. Malloy II: Chief Executive Officer, LinkedIn

Daniel Leibovich: Chief Operating Officer, LinkedIn

Clear Club

Clear Club | *Affordable & Custom Dental Guards*

https://clearclub.com/

Description of Business

ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their

recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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